Commission File No. 1-14812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

GLOBAL-TECH APPLIANCES INC.

(Translation of Registrant’s Name into English)

21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form  20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached hereto as Exhibit 1 and incorporated by reference herein is a press release dated August 26, 2005, announcing the restatement of the Registrant’s fiscal 2004 and interim period fiscal 2005 results to correct a non-cash accounting error.

Attached hereto as Exhibit 2 and incorporated by reference herein is a press release dated August 26, 2005, announcing the receipt by subsidiaries of the Registrant of two favorable decisions concerning their judgments against Sunbeam.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2005

GLOBAL-TECH APPLIANCES INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

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EXHIBIT INDEX

Exhibit Number	Description
1	Press release dated August 26, 2005

2	Press release dated August 26, 2005